UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Result of Annual General Meeting dated 07 June 2024

Press release

7 June 2024

Argo Blockchain plc

('Argo' or 'the Company')

Result of Annual General Meeting

Argo Blockchain plc, (LSE: ARB; NASDAQ: ARBK), a global leader in cryptocurrency mining announces the results of the Company's annual general meeting held on Thursday, 6 June 2024.

A poll was held on each of the resolutions in which Resolutions 1, 4, 5, 6, and 7 (inclusive) were passed as ordinary resolutions and resolutions 9, 10 and 12 (inclusive) were passed as special resolutions. The results of the poll were as follows:

Resolutions		For		Against		Total Votes	% of ISC Voted	Votes Withheld
		Votes	%	Votes	%
Ordinary Resolutions
1.	To receive the Annual Report and Accounts	24,258,680	51.15%	23,165,756	48.85%	47,424,436	8.20%	582,052
2.	To approve the Directors' Remuneration Report	14,039,146	29.62%	33,351,508	70.38%	47,390,654	8.19%	615,834
3.	To approve the Directors' Remuneration Policy	11,624,065	24.59%	35,643,827	75.41%	47,267,892	8.17%	738,596
4.	To re-appoint Thomas Chippas as a Director of the Company	41,833,621	88.56%	5,404,579	11.44%	47,238,200	8.17%	768,288
5.	To re-appoint PKF Littlejohn as auditors of the Company	44,413,478	93.86%	2,903,114	6.14%	47,316,592	8.18%	689,896
6.	To authorise the directors to fix the auditor's remuneration	44, 056,590	92.90%	3,368,560	7.10%	47,425,150	8.20%	581,338
7.	Authority to allot shares	43,068,658	90.93%	4,296,013	9.07%	47,364,671	8.19%	641,817
8.	Authority to allot further shares	12,845,500	27.12%	34,527,280	72.88%	47,372,780	8.19%	633,708
Special Resolutions
9.	General authority to disapply pre-emption rights	42,925,954	91.11%	4,187,829	8.89%	47,113,783	8.15%	892,705
10.	Additional authority to disapply pre-emption rights	43,006,818	91.29%	4,103,704	8.71%	47,110,522	8.15%	895,966
11.	Additional/Further authority to disapply pre-emption rights	12,545,007	26.61%	34,607,096	73.39%	47,152,103	8.15%	854,385
12.	Notice of general meetings	43,874,225	92.62%	3,497,095	7.38%	47,371,320	8.19%	635,168

While most of the proposed resolutions were passed, we note that resolutions 2, 3, 8 and 11 did not receive the necessary majority. The Company also notes the votes against resolution 1. In compliance with the QCA Code, the Company has recognised the adverse votes and will consider and reflect on the votes cast and update the market in due course.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 74930989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining operations in Quebec and Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 June,2024	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer